PO Box 9777 Federal Way, WA 98063-9777

April 4, 2008

Mr. John Cash

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0510

Subject:	Weyerhaeuser Company
Form 10-K for the fiscal year ended December 30, 2007
Filed February 28, 2008
File #1-4825

Dear Mr. Cash:

We have received your correspondence dated March 27, 2008 in which you commented on Weyerhaeuser Company’s Annual Report on Form 10-K for the Fiscal Year ended December 30, 2007 and our 2008 Definitive Proxy Statement on Schedule 14A. While we are in the process of preparing a response, we would like to request an extension of time to respond due to the need to coordinate with our Compensation Committee. We expect to provide our response on or before May 30, 2008.

If you have any questions, please give me a call at (253) 924-4146.

Sincerely,

Weyerhaeuser Company

/s/ Patricia M. Bedient
Patricia M. Bedient
Executive Vice President and Chief Financial Officer